EXHIBIT 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-181735 on Form S-8 of Computer Sciences Corporation of our report dated June 29, 2015, with respect to the statements of net assets available for benefits of the Computer Sciences Corporation Matched Asset Plan (the Plan) as of December 31, 2014 and 2013, the related statement of changes in net assets available for benefits for the year ended December 31, 2014, the related supplemental schedule of assets (held at end of year) as of December 31, 2014, and the related supplemental schedule of delinquent participant contributions for the year ended December 31, 2014, which report appear in the December 31, 2014 Annual Report on Form 11-K of the Plan.

/s/ Johnson Lambert LLP
Falls Church, Virginia
June 29, 2015